

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2012

Via E-mail
Jeffrey A. Valenty
President
FlatWorld Acquisition Corp.
220 East 42nd Street, 29th Floor
New York, New York 10017

> **Re: FlatWorld Acquisition Corp.**
> **Schedule TO-I filed July 30, 2012**
> **Schedule TO-I/A filed July 31, 2012**
> **Schedule TO-I filed August 2, 2012**
> **File No. 005-85805**

Dear Mr. Valenty:

        We have reviewed your filings listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I filed July 30, 2012

Exhibit 99(A)(1)(A) – Offer to Purchase

Cover Page

1.   You state that you will not make the offer into, <u>nor will tendered ordinary shares be accepted from,</u> shareholders in certain jurisdictions. While you are not required to disseminate offer materials into jurisdictions where doing so would be illegal, the all-holders provisions of Rule 13e-4(f)(8)(i) require you to accept all subject securities properly tendered. Please revise.

2.   In an appropriate part of the offer materials, specify the lead time required for those security holders holding units who wish to separate the ordinary shares composing a part of those units for tender into the offer. Provide the disclosure in the Summary section, as

well as under "Units and Warrants" on page 65, and as appropriate throughout the offer materials.

Summary Term Sheet and Questions and Answers, page 1

How is the Offer different from typical tender offers?, page 2

3.   You state if you do not consummate the offer, you will not purchase any ordinary shares and will instead return tendered shares; however, in the next section, it becomes apparent that if you do not consummate the contemplated transaction by September 9, 2012, you must liquidate the trust account, at which point shareholders will receive their pro rata portion of the proceeds in liquidation. Please revise this disclosure to clarify that liquidation and return of proceeds will be the result if the offer and associated merger are not consummated.

What is the background of FlatWorld?, page 2

4.   We note the last sentence of this Q&A that indicates that the business transaction must consummate by September 9, 2012 or the trust account will be liquidated and the company will dissolve. Please present this fact in a separate Q&A to highlight the timing concerns associated with this tender offer and related merger transaction.

What is the structure of the Merger and the Merger Consideration?, page 3

5.   The disclosure in this section indicates that after the merger, FlatWorld will issue newly-issued warrants to purchase ordinary shares. The warrants and ordinary shares will be registered on a registration statement to be filed at some time after the merger. Please provide the approximate time frame for the filing of the registration statement.

6.   In your response letter, tell us when FlatWorld will repurchase the sponsor's 573,875 ordinary shares. On page 4, you imply that this will occur immediately after the offer and the transaction. Note the prohibition on the repurchase of shares for ten days after the completion of an issuer tender offer. See Rule 13e-4(f)(6).

Will the Ordinary Shares be listed on a Stock Exchange following the Merger?, page 9

7.   You state the ordinary shares may not be listed on an exchange for a period of approximately one year after the merger, due to "recent rule changes" at the exchanges. Describe your expectations for listing thereafter.

Risk Factors, page 13

8.   We note that several risk factor subheadings merely state general facts about your business. For example, we note the following subheadings:

   • "If uncertain conditions are not met, FlatWorld may terminate the Offer," page 13;

- "The Offer presents potential risks and disadvantages to us and our continuing shareholders," page 13;

- "You will not have any rights or interests in the funds from the Trust Account, except under certain limited circumstances," page 14;

- "In certain circumstances, a British Virgin Islands court could order that amounts received by our shareholders are to be repaid to us," page 15;

- "Concentration of ownership after the Merger may have the effect of delaying or preventing a change in control," page 18;

- "Possible legislative or other actions affecting REITs could adversely affect us and our holders," page 33; and

- "A portion of our distributions may be deemed a return of capital for U.S. federal income tax purposes," page 34.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then expand as needed to provide details regarding each risk. Potential investors should be able to read a risk factor subheading and understand the risk as it specifically applies to you.

Public shareholders at the time of the Merger who purchased their Ordinary Shares in the IPO and do not tender . . . may have rescission rights and related claims, page 14

9. Clarify whether the representative of the underwriters has provided prior written consent to the deletion of the lock-up provision in the underwriting agreement. If so, explain further the grounds upon which a continuing shareholder could seek rescission rights.

If we are unable to consummate a business transaction, our public shareholders may be forced to wait until after September 9, 2012 before redemption from our Trust Account, page 15

10. Provide the approximate date by which the redemption proceeds of the trust account will become available, assuming the merger is not consummated by September 9, 2012.

Information about the Companies, page 36

11. We note that Orchid Island filed a Form S-11 in 2011 to conduct an initial public offering of its common stock, but later withdrew the registration statement. Here or elsewhere in the offer to purchase, please discuss this fact and explain why Orchid Island did not pursue its IPO.

12. Please briefly describe why structured agency RMBS already contains "structural leverage."

13.   We note that Bimini Capital has a substantially similar investment strategy with Orchid Island and is managed by the same persons. Please expand your disclosure regarding Orchid Island's history to more generally address the relationship between Bimini and Orchid Island, including why Bimini formed Orchid Island rather than expanding its own business, whether Bimini intends to raise additional equity capital in order to expand its portfolio of agency MBS and whether the companies intend to continue to engage asset sales.

Comparative Share Information, page 42

Unaudited Condensed Consolidated Pro Forma Per Share Information, page 43

14.   We note that the book value per share at March 31, 2012 for FlatWorld includes the impact of ordinary shares subject to possible conversion. Please address the following:

- Provide to us your calculations of the FlatWorld historical book value per share at March 31, 2012 and all combined pro forma amounts as included in the table; and

- Tell us your basis for effecting the possible conversion in the calculation of the numerator for the calculation, including why such conversion does not also have an impact on the denominator in calculating book value per share.

The Transaction, page 44

Background of the Transaction, page 44

15.   Your IPO prospectus focused on the benefits of a business acquisition that was in the global business services sector and your management's expertise in the business services sector. Please revise to explain your officers' and directors' expertise in performing due diligence on a specialty finance company that invests primarily in agency MBS, if any. Furthermore, please consider adding additional disclosure to your Risk Factors section as appropriate.

16.   Please disclose the approximate date on which you decided to proceed exclusively with the transaction with Orchid Island and eliminated, as acquisition targets, the other entities for which you had conducted due diligence.

17.   Provide us supplementally with copies of any non-public information that was exchanged between the boards and managements of FlatWorld, Bimini and Orchid Island in the transactions negotiations that were not filed with the Schedule TO, including all analysts' reports, financial forecasts and projections used by FlatWorld, Bimini, Orchid Island and their financial advisors.

18.   Your risk factor disclosure on page 20 indicates that the board determined the fair market enterprise value of the business to be acquired. Please disclose the fair market enterprise value that the board assigned to Orchid Island in this section and clarify that the projected

financial information that appears on page 47 was used to make such determination or advise.

19.   Regarding your tabular presentation of projected financial information, please address the following:

- Tell us how such projected financial information provided conforms to Rule 11-03 of Regulation S-X;

- Notwithstanding the above, please specifically tell us how you determined the assumptions to be reasonable and supportable for the following amounts:

  - interest income,

  - interest expense,

  - total MBS assets, including allocation between mortgage pass-through securities and structured mortgage-backed securities, and

  - repurchase agreements; and

- Provide to us your calculation of the Fair value adjustments for mortgage-backed securities within your table, as well as all Full Year 2012 Pro Forma projections.

Related Agreements, page 60

20.   Please revise to explicitly state that the agreements referenced in this section were filed as exhibits to a Form 6-K filed on July 30, 2012.

Conditions of the Offer, page 69

21.   Refer to the second paragraph after the bullet points where you state that you intend to provide your shareholders with amendments to the offer electronically via filings with the SEC. Note that depending on the materiality of the new information contained in any amendment including any amendment filed in response to these comments, you may be required to employ additional methods to disseminate amended offer materials. Please confirm your understanding in your response letter.

22.   Please refer to the last paragraph in this section and the disclosure concerning your failure to exercise any of the rights relating to the assertion of offer conditions described. When an offer condition is triggered by an event that occurs during the offer period and on or before expiration of the offer, you must inform security holders how you intend to proceed promptly. FlatWorld may not, in that circumstance, wait until the end of the offer (unless the condition is one for which satisfaction is judged at the end of the offer) to inform holders of ordinary shares whether it will waive the condition and proceed with

the offer, or assert the condition and terminate the offer. Please confirm your understanding in your response letter.

Material U.S. Federal Income Tax Consequences, page 70

23.   Please revise to provide a discussion of the IRC 367(b) tax risk referenced on page 8.

Financing Strategy, page 117

24.   We note that Orchid's amount of leverage will depend on "market conditions and other factors." Please expand the disclosure to address the market conditions and factors that led the board to determine the current leverage ratio of 5.1x.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Orchid Island, page 124

25.   Please discuss any material trends in available yields, cost of borrowing and the breakdown in the portfolio between agency RMBS and structured agency RMBS.

Portfolio, page 130

26.   Please provide to us your analysis detailing your omission of disclosures pursuant to Securities Act Industry Guide 3. We note that you provide a weighted average coupon on assets and net weighted average borrowing cost, although you do not present a tabular analysis of interest income and expense, and related average asset balances used in determining your overall portfolio yield for all periods presented. Further, no detail of impact of changes in interest income and expense attributable to changes in volume and rate is provided. Refer to SAB Topic 11.K.

Liquidity and Capital Resources, page 131

27.   Please expand your disclosure to discuss trends related to your overcollateralization ratios. In your disclosure regarding the ratio of mortgage-backed securities pledged to counterparties compared to total repurchase agreements, please also discuss the significant increase in cash held on deposit as collateral with the repurchase agreement counterparty between December 31, 2011 and March 31, 2012.

Management of FlatWorld Following the Transaction, page 134

28.   Please discuss the specific qualifications or skills that lead to the determination that each director should serve on the board of directors.

Unaudited Condensed Combined Pro Forma Financial Statements, page 145

29.   It is unclear how management determined that the post-merger dividend, which does not appear to be required to effect the merger, is directly attributable to the merger. Please

tell us whether you are obligated to pay such post-merger dividend or revise your disclosures to eliminate all impacts of such post-merger dividend within your pro forma financial information.

Beneficial Ownership of FlatWorld Securities, page 152

30.   Please identify the natural persons with voting or dispositive power of the FlatWorld shares for all entities disclosed in the table on page 153.

FlatWorld Acquisition Corp. and Orchid Island

Unaudited Condensed Combined Pro Forma Statements of Operations

For the Three Months Ended March 31, 2012, page 150

31.   Please tell us why management excluded the historical interest income from the pro forma statement of operations.

32.   Please tell us why you did not make any adjustments for income taxes as your reincorporation into a real estate investment trust is not a part of the merger nor have the shareholders approved the reincorporation.

Where You Can Find More Information, page 159

33.   According to the SEC's public website at www.sec.gov, investors may obtain written copies of materials by mail only when those materials are not available on our website through EDGAR filing. As you know, the offer materials have been filed via EDGAR and are publicly available on that site. Please revise this section accordingly.

Orchid Island Capital, Inc.

Notes to Financial Statements December 31, 2011 and 2010, page F-31

Note 3. Repurchase Agreements, page F-34

34.   Please reconcile the amount per your table noting one repurchase counterparty agreement with $2.1 million at risk with your disclosure in note 1 highlighting outstanding balances under repurchase agreements with one lender with a maximum at risk totaling $2.5 million.

Amendment 2 to Schedule TO-I filed August 2, 2012

Exhibit 99(A)(5)(C) – Presentation Materials

35.   Please revise the second bullet point on slide 3 or the bubble on slide 10 to clarify

whether the annualized return on invested capital relates to Bimini or Orchid Island's results.

36. Refer to slide 4. Please clarify to us, and revise as necessary, how this information compares to the information provided on page 47 of the offer to purchase.

37. We note the disclosure regarding Bimini's track record on slide 10. Please revise to disclose the adverse business experiences that Bimini has faced.

38. Refer to the comment above. Please tell us the basis for the belief that Bimini has had "consistent returns."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Tina Chalk, Senior Special Counsel, at (202) 551-3263, Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Douglas S. Ellenoff, Esq. (via e-mail)